UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure:      ANGLOGOLD ASHANTI SUSTAINABLE DEVELOPMENT REPORT FOR
THE YEAR ENDED DECEMBER 31, 2014

ANNUAL SUSTAINABLE
DEVELOPMENT REPORT
SUMMARY
2014
VALUE
CHANGING LIVES
SHARING

OUR
MISSION
To create value for our shareholders,
our employees and our business and
social partners through safely and
responsibly exploring, mining and
marketing our products. Our primary
focus is gold, but we will pursue
value creating opportunities in other
minerals where we can leverage our
existing assets, skills and experience
to enhance the delivery of value.

OUR VISION
Safety is our ﬁrst value.
We place people ﬁrst and correspondingly put the highest
priority on safe and healthy practices and systems of work.
We are responsible for seeking out new and innovative
ways to prevent injury and illness in our business and to
ensure that our workplaces are free of occupational injury
and illness. We live each day for each other and use our
collective commitment, talents, resources and systems to
deliver on our most important commitment .... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect
and who are entrusted to take responsibility, respond by
giving their best. We seek to preserve people’s dignity,
their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution
that they can make to our business success. We are
honest with ourselves and others, and we deal ethically
with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for
the right jobs. We promote inclusion and team work,
deriving beneﬁt from the rich diversity of the cultures,
ideas, experiences and skills that each employee brings
to the business.
We are accountable for our actions and undertake
to deliver on our commitments.
We are focused on delivering results and we do what
we say we will do. We accept responsibility and hold
ourselves accountable for our work, our behaviour,
our ethics and our actions. We aim to deliver high
performance outcomes and undertake to deliver on
our commitments to our colleagues, business and
social partners, and our investors.
We want the communities and societies in which
we operate to be better off for AngloGold Ashanti
having been there.
We uphold and promote fundamental human rights where
we do business. We contribute to building productive,
respectful and mutually beneﬁcial partnerships in the
communities in which we operate. We aim to leave a
legacy of enduring value.
We respect the environment.
We are committed to continually improving our processes
in order to prevent pollution, minimise waste, increase
our carbon efﬁciency and make efﬁcient use of natural
resources. We will develop innovative solutions to mitigate
environmental and climate risks.
To be the
LEADING
mining company

CONTENTS
P4-11
LEADERSHIP
4
CEO message
6
Ethics as the
embodiment of
our values
7
Our strategy
8
Sustainable
development strategy
P38-39
OUTLOOK
39
The road ahead
P40-41
ADMINISTRATION
40
Glossary of terms
41
Forward-looking
statements
41
Administration
P12-37
MATERIAL ISSUES
13
Safety and health
18
Engaging with
stakeholders for mutual
beneﬁt
21
Local socio-economic
development
25
Environmental stewardship
30
Respecting human rights
33
Implementing our business
strategy through people
35
Fiscal and regulatory issues
36
Closure and rehabilitation
CHANGING THE WAY
PEOPLE EXPERIENCE
US, THROUGH POSITIVE
ENGAGEMENT AND
DEVELOPMENT FOR
MUTUAL VALUE
SUSTAINABLE DEVELOPMENT VISION
ABOUT THIS
REPORT
The theme for the 2014 Annual
Sustainable Development Report
is Sharing Value. The concept
of sharing value refers to our
ability to demonstrate how we
create value in a manner that
advances both our competitive
positioning as a company,
while at the same time creating
beneﬁts for societies in which
we operate. Sharing value
is about understanding that
everyone beneﬁts; it is about
conversations, partnerships and
co-designing solutions that work
towards the collective good.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

MAJOR CHANGES TO
THE ASSET PORTFOLIO
DURING THE YEAR
Further rationalisation of
AngloGold Ashanti’s asset
portfolio was undertaken during
2014, as detailed in the group’s
Integrated Report 2014 >IR.
In 2014, the sale of the
Navachab Mine in Namibia was
concluded. The Yatela Mine in
Mali moved into closure phase.
Plans were put in place for
the surface infrastructure of
operations in South Africa to
be further rationalised to two
main centres, ﬁrst in the Vaal
River, and eventually at the West
Wits region. The Obuasi Mine
in Ghana moved into limited
operating phase during the
second half of 2014, pending
completion of a feasibility
study. Finally, mine expansion
programmes continued at
Cripple Creek and Victor Mine in
the USA, our Kibali joint venture
in the DRC and at Mponeng
Mine in South Africa.
KEY HIGHLIGHTS OF 2014
In this summary, we provide an
overview of our performance
against those issues we
selected as being material
to our business. We aim
to reﬂect honestly on our
performance by acknowledging
our achievements but also by
being transparent about where
we have identiﬁed areas for
improvement. Our reporting
aims to outline how and why we
take the decisions we do. We
also provide insight into future
strategies for maintaining and
improving performance.
58,057
4.4Moz
20
$5.22bn
employees
annual production
operations in
10 countries
annual gold income
This Summary Report does not
constitute the full AngloGold Ashanti
2014 Sustainable Development
Report. For the full report please visit
www.aga-reports.com/14/sdr/
$14.8m
community investment
(2013: 66,434)
(2013: 4.1Moz)
(2013: $22.5m)
(2013: $5.50bn)

CEO MESSAGE
The business strategy we adopted in 2013 and implemented during
2014 seeks to maximise sustainable free cash ﬂow and returns from a high-quality, diversiﬁed portfolio, whilst maintaining the fundamentals of the business. One of the most critical building blocks of this strategy is establishing our value proposition with stakeholders through a focus on people, safety and sustainability.
Our 2014 online Sustainable Development Report seeks to explain how we achieve this.
Firstly, it describes who we are. We are a values-driven company which puts safety ﬁrst and respects humanity and our planet, operating in a diverse range of countries and contexts. This gives us a critical advantage, being able to harness the diversity in our workforce to enrich our internal and external dialogue on social and sustainability issues, whilst bringing employees together through a common set of values.
Increasingly we are seeking to apply our ethical principles outside the business, including in our value chain. We do this both with suppliers, speciﬁcally through the supplier code of conduct piloted in 2014, and in our product value chain, through adherence to industry-developed standards on responsible gold.
Secondly, this report describes our strategic approach to sustainability. We believe that we need to earn and develop our social licence to operate by a responsible approach to mining which includes working with all stakeholders towards outcomes which beneﬁt the business and those whom it affects. Pursuing this strategy helps us to establish a clear value proposition with stakeholders and sets us apart from many of our peers.
Increasingly, we see that investors and other stakeholders no longer perceive sustainability as a ‘soft’ issue. It’s clear that a growing number of investors recognise that a sound sustainability strategy is fundamental to the long-term success of the business. This has become a bigger part of the dialogue with AngloGold Ashanti’s owners and potential shareholders, especially with those with a long-term investment horizon.
Governments, too, are understandably focused on ensuring legacy and sustainability issues are properly identiﬁed and provided for, with a credible plan to deal with them over the life of an asset.
Thirdly, this report describes our performance and the many ways in which we have put our guiding principles on sustainability into practice.
Take the case of safety, where risk management principles are being applied through a rigorous focus on major hazard management. I am pleased to report that during 2014 we recorded the lowest number of fatalities in the history of the group and the lowest annual fatal injury frequency rate on record, down 20% on the previous year. We fully recognise that one life lost is one too many and will continue to work to achieve zero harm.
While safety performance improvements have been made globally, I would like to highlight in particular progress made at operations in our Continental Africa and Australia regions, which operated without fatal incidents during 2014. For example, the Iduapriem Mine in Ghana, the winner of our global safety award, recorded no lost time injuries during the past two calendar years and in 2014 reduced its all injury frequency rate by more than 45% over the previous year. Iduapriem was one of six operations globally to end the year without lost time injuries.
Such improvements demonstrate that we can and should continue to strive for our goal of operating without injury or illness.
See page 31 for more
information on our
newly-introduced code
of conduct for suppliers.
For additional details of our
approach to safety, and data on our
performance, see the safety and
health section, pages 13 to 17.
Srinivasan Venkatakrishnan (Venkat)
Chief Executive Ofﬁcer
Our guiding principles
on sustainability:
•
Apply risk management principles;
•
Engage positively with internal and
external stakeholders;
•
Co-design solutions for mutual value; and
•
Embrace innovation in designing
solutions for the future.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

CEO MESSAGE continued
Another area where we are putting our guiding principles into practice is on engagement, and speciﬁcally our approach to engagement with employees. In South Africa, I chaired mass meetings with employees at each of our operations towards the end of 2014 along with our
Chief Operating Ofﬁcer for South Africa, an exercise that covered most of the 26,056 people who work for the company in South Africa. In addition, I spoke individually to many colleagues.
These engagements were undertaken partly in response to a call from our workforce to receive more frequent and direct dialogue with the company’s management and a strong desire on our part to communicate directly with our employees on a range of matters. As this is the ﬁrst time we had held such meetings as a company, there was no model to draw on. But we made it clear to the groups that no topic was out of bounds, and that we would not close the sessions until everyone who wanted to ask questions had done so. The ground covered included the all-important topic of safety as well as employee indebtedness, bonus and pay structures, and, among others, the challenges faced by our industry and how we can work together to ensure its long-term sustainability. In each case we listened to the areas of concern and suggestions for improvement, while also highlighting the good work under way by the South
Africa region management team to address key issues. I came away from these engagements humbled, and impressed by the level of commitment to the company from our employees. We will continue this conversation in the months and years ahead.
We need to strive continually to ensure that our words are backed by actions. One of the ways in which we have responded to the difﬁcult ﬁnancial situation faced by employees is to provide support for employees who have become indebted, particularly in South Africa.
We continue to engage with governments globally on issues affecting the mining industry.
In these engagements we reinforce the need for a clear and stable regulatory and legislative horizon for the industry. It is regulatory certainty which will allow mining companies to optimise the beneﬁts which can ﬂow from natural resource extraction, as this can only be done by creating an attractive environment for companies to make signiﬁcant capital investments for the long term. Like all mining companies, we will invest in those jurisdictions which offer the best return on a risk-weighted basis. Less risky regions are inherently more attractive for investment.
In 2014, we have made extensive progress towards embedding our sustainability strategy in the business, engaging the organisation’s leadership positively to achieve this and in improving many aspects of sustainability performance. We continue to work towards addressing areas where our social licence may come under pressure and to establishing clearer measures and targets for all aspects of sustainability performance.
Looking forward to 2015 and beyond, we will continue with the work achieved in 2014.
Areas where we will focus particular attention are building our organisational capability with a continued focus on localisation; further improvement of our stakeholder engagement processes; increasing, and greater demonstration of, the value of our sustainability strategy’s contribution to the business; and continuing to demonstrate how we have a positive impact on society, where we are able to achieve this.
In our efforts, we continue to be informed and guided by standards set globally in organisations such as the International Council on Metals and Mining (ICMM), UN Global Compact (UNGC)
and Extractive Industries Transparency Initiative (EITI). We support the efforts of these and many other organisations to develop a responsible business sector which beneﬁts society as a whole over the long term.
Srinivasan Venkatakrishnan
Chief Executive Ofﬁcer
19 March 2015
LEADERSHIP
“
Businesses fail or
succeed on the back
of social licences to
operate. So having our
sustainability right is
crucial.”
An accompanying podcast
from the CEO is available on
www.aga-reports.com/14/
sdr/#messages
Total economic
value generated
$5.4bn
Distributed as:
•
Operating costs
46%
•
Employee salaries,
wages and other beneﬁts
30%
•
Economic value retained
16%
•
Payments to providers
of capital
5%
•
Corporate taxation
3%
A full value-added statement is
contained in the online sustainability
report at www.aga-reports.com/14/sdr/
about-aga/corporate-proﬁle

Our ethics, as codiﬁed in AngloGold Ashanti’s Code of Business Principles and Ethics, provide the guidelines for employees to align their conduct and business practices with our values. The most obvious example of these guidelines is our policies, including policies relating to anti-bribery and anti-corruption and conﬂicts of interest.
Alongside these policies are a number of procedures and guidelines that guide our day-to-
day conduct. However, it is not enough to simply publish policies, we need to embed our ethics in every business decision we take. To support the principles they uphold becoming our conduct, we need to build the capacity of employees to understand the policies so they can deliver against our values. Capacity building requires clear and consistent communication using various platforms throughout our global organisation to reach every employee – whether they work at a desk, or at the mine face. With capacity building comes reporting – employees must have the ability to report contraventions of the policies, both through discussion or via anonymous whistleblowing mechanisms. There must also be strong and reliable disciplinary measures in place to hold individuals to account, regardless of their seniority.
A ROBUST APPROACH TO ANTI-CORRUPTION
Accountability means delivering on our commitments and being responsible for our actions. Our company is subject to anti-corruption legislation in every jurisdiction in which we operate. Risk of corruption arises in areas of the world where the perception of corruption is high, particularly where governmental structures at a national or local level are insufﬁciently robust and where there is a limited pool of potential suppliers. The high value of our product, gold, also increases the risk.
Corruption may impose additional costs on the business in the supply of goods and services and in extreme cases may result in employees being exposed to health or safety risks.
A number of policies and initiatives exist to ensure that our values and approach to anti-
corruption are put into practice, and that risks associated with non-compliance are managed effectively. These include conﬂict of interest registries, gift registries, due diligence processes for agents and key suppliers, as well as the requirement to document interactions with government. Anti-corruption measures have been put in place globally, as we do not believe that only developing regions might be at risk.
One important aspect of our governance framework is the Serious Concerns Committee (SCC).
This is an internal oversight governance committee established in 2013 with the mandate from the Board to review allegations and investigations of unethical behaviour concerning senior-
level employees across the group. The committee comprises senior management from Human
Resources, Legal, Finance, Group Compliance and Group Internal Audit. The principle underlying the formation of the SCC is that all individuals are accountable for violations of the Code of Business
Principles and Ethics, or any other related policy violations, regardless of seniority or position.
Anti-bribery and anti-corruption training is undertaken at all levels and in all operating jurisdictions through a combination of video, online and face-to-face training. In some instances, training programmes have been extended to third parties, to assist in creating an environment where corruption is not tolerated. In Tanzania, for example, anti-bribery and anti-corruption training is undertaken together with government ofﬁcials, the national prosecuting authority, employees and, where relevant, community members. Due diligence of suppliers and intermediaries is also undertaken to ensure the organisation has insight into its business partners. Procurement processes require declarations of government interest in suppliers and combined assurance processes aim to bring to light instances of non-compliance. We also operate an anonymous tip-off line and website, where either employees or third parties can report incidences of corrupt or unethical practice. In 2015, the organisation plans to continue to deliver targeted training and develop the capacity of sites.
ETHICS AS THE EMBODIMENT OF OUR VALUES
123
8
tip-offs registered in 2014,
of which
related to allegations
of corruption
PERFORMANCE
SNAPSHOT
Challenges
In 2014, AngloGold Ashanti
conducted an Employee
Engagement Survey. From the
results we understood that,
while employees identiﬁed with
our values, they also raised
concerns as to whether the Code
of Business Principles and Ethics
was consistently being applied
and complied with, and whether
individuals were being held to
account. On the basis of this
feedback, AngloGold Ashanti has
undertaken several initiatives
with the objective of closing any
real or perceived gaps between
our values and our ethics.
Training materials are being
developed that will work towards
modifying employee behaviours
that are counter to our values. A
revision of the Code of Business
Principles and Ethics is underway
to make it easier to understand
and to align key ethical policies
to our values more directly.
Simultaneously, we are working
to communicate whistleblowing
outcomes to employees to
ensure they understand that each
incident is investigated.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

A focus on people, safety and sustainable development
is the foundation of our company strategy, and supports
our core business goal of achieving sustainable cash ﬂow
improvements and returns.
The ability of the business to secure and maintain its social licence is central to achieving sustainable returns. We earn and develop our social licence by a responsible approach to mining which includes working with all stakeholders in pursuit of harmonious co-existence and mutual beneﬁt, within the complex socio-economic and political landscapes in which we operate.
We deliberately communicate sustainable
development as the foundation of our
business strategy as we believe that our
ability to maintain our social licence and
achieve sustainable outcomes is dependent
on our interactions with people, the planet
and the economy.
OUR STRATEGY
LEADERSHIP

Our business competitiveness and our social licence to operate increasingly depend on our ability to navigate and seek to meet broader and deeper stakeholder expectations.
Our group sustainable development strategy seeks to identify the actions required to contribute to AngloGold Ashanti’s business competitiveness and to enhance our social licence to operate.
Our strategy aims to establish our value proposition clearly among stakeholders by managing sustainable development according to a set of common guiding principles which are relevant across all countries and all disciplines. Our guiding principles inform our strategic focus areas and our priorities in terms of sustainable development.
The table below shows these guiding principles, together with examples of how we have put them into practice.
Our strategic guiding
principles
EXAMPLES OF OUR GUIDING PRINCIPLES IN PRACTICE
1.   Apply risk
management
principles
Our approach to safety, in which detailed work has been undertaken to understand the risk pathways, which give rise to safety incidents as well as to prevent their occurrence.
2.    Engage positively
with internal and
external stakeholders
In many regions, we have developed structures for engagement with local communities which have been successful as vehicles for co-developing projects.
In a complex labour relations environment in South Africa, we have identiﬁed opportunities to engage with organised labour to develop a shared understanding of the economics of our industry, the gold market and the business environment in which we operate. In August 2014, together with other South
African gold producers, we launched an online communications platform, www.thisisgold.co.za, to provide insight into the gold industry, its processes and its contribution.
In partnership with organised labour in South Africa, we have also created an awareness programme on employee indebtedness – ‘Masidibanise Izandla’ (Let us hold hands together) to supplement existing
ﬁnancial literacy programmes for employees.
We continue to engage with government at a local and national level, in support of the business case for the regulatory and legislative stability which is essential for mining sector development.
3.   Co-design solutions
for mutual value
Collaborative work with public health sector partners has underpinned the success of the group’s integrated malaria control programme in Ghana. The programme continues to show excellent results, maintaining the low malaria incidence at our operations in Ghana.
4.    Embrace innovation
in designing solutions
for the future
At the Cuiabá Mine in Brazil, surface water treatment facilities have been relocated underground to increase the recycling of water and reduce pumping costs and energy usage.
Technological innovation extends to implementing new mining methods in South Africa to create the potential to extract otherwise sterilised gold reserves from support pillars and enable mining beyond current depths of about 4,000m.
SUSTAINABLE DEVELOPMENT STRATEGY
We rely on working with key
stakeholders to co-design
initiatives which are beneﬁcial
for all parties and are aligned
with local and national
development objectives
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

SUSTAINABLE DEVELOPMENT STRATEGY continued
LEADERSHIP
SUPPORTING
the business case for investment
An accompanying podcast
from the Chairperson of the
Social, Ethics and Sustainability
Committee is available on
www.aga-reports.com/14/
sdr/#messages/chairperson
The full text of the letter from the
Chairperson of the Social, Ethics
and Sustainability Committee is
available on www.aga-reports.
com/14/sdr/messages/sesc-letter
“
Sustainability is
no longer merely a
fashionable word
in business. On
the contrary, it is a
strategic, competitive
and essential core
ingredient of success
in all industries and
the mining industry
in particular. Our
challenge throughout
AngloGold Ashanti
and the Social, Ethics
and Sustainability
Committee is to be
an effective custodian
of our values, our
people, our corporate
citizenship, our ethical
behaviour, stakeholder
management and
the maintenance of
our social, political,
commercial and
environmental
licence.”
PROGRESS IN IMPLEMENTING
THE GROUP’S SUSTAINABLE
DEVELOPMENT STRATEGY IN 2014
Signiﬁcant progress was made during 2014 in further
deﬁning and articulating our strategy, identifying the
issues which are material to business performance,
and securing leadership commitment and resources.
Pilot work was also undertaken during 2014 on the
application of the International Finance Corporation’s
Financial Valuation Tool (FV Tool) in AngloGold
Ashanti. The purpose of the tool is to support
the business case for sustainable development
investment by making the value derived from such
projects explicit. Sustainable development initiatives
at the Geita Gold Mine in Tanzania were analysed
using the tool during 2014. The initial results are
promising and the roll out of this approach will be
investigated further during 2015.

SUSTAINABLE DEVELOPMENT STRATEGY continued
SUSTAINABLE
DEVELOPMENT
VISION
STRATEGY IMPLEMENTATION PROGRESS IN 2014
Strategy
implementation
parameter
Success criteria
Progress
summary
PROGRESS IN 2014
Deﬁning and
articulating our
strategy
•
A deﬁned vision aligned to the
group’s strategic direction
•
A clear and deﬁned business case
and value proposition for sustainability
•
Our sustainable development vision is aligned
to company strategy.
•
Signiﬁcant progress has been made in
promoting understanding internally in
relation to the business case for sustainable
development
•
The identiﬁcation of relevant
business measures which will
translate our vision into value for the
business and its stakeholders
•
Work still needs to be undertaken in 2015
to improve the measures we are using to
analyse value and improve performance
Identifying the
sustainable
development
issues which are
material to business
performance
•
Key issues identiﬁed and
understood
•
Coordinated responses
demonstrate that issues are being
addressed
•
We have identiﬁed the sustainable
development issues which are material to
business performance, but work remains
to address them consistently across the
business
Securing leadership
commitment and
resources
•
Board and leadership commitment
secured
•
Adequate resources in place to
deliver on strategy
•
The Board and leadership is strongly
committed to the strategy
•
As in other disciplines, staff numbers in
the sustainability area have been reduced.
However we remain conﬁdent that we have
the right skills and personnel in place to
deliver on our strategy
Stakeholder
engagement
internally and
externally to meet
objectives
•
Plans shared with internal and
external stakeholders
•
Commitments met
•
Collaboration and co-design
underpins our approach
•
Additional internal and external engagement
is required and processes for achieving
collaboration and co-design need to be
strengthened
Achieved
In progress
–
–
–
–
–
–
is aligned to the
company strategy
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

LEADERSHIP
SELECTING OUR
REPORT CONTENT
Selecting the issues to be
included in our reporting is a
challenge in a company of the
size and geographical diversity of
AngloGold Ashanti. Our approach
seeks to select issues that are
material to our business, taking
into consideration the guidance
in respect of materiality provided
by the International Integrated
Reporting Council and the
Global Reporting Initiative (GRI)
G4 guidelines. The materiality
process involved gathering data
from stakeholder engagements
which have taken place across
the organisation to identify the
issues of greatest concern. We
also undertook surveys within
the company and with external
stakeholders to gain insight into
their views of our reporting.
For a comprehensive description
of our materiality process, please
visit our online reporting website.
www.aga-reports.com/14/sdr/
reporting/content-selection
GAINING
insight from stakeholders
Inputs used to determine topics considered for reporting
"
Our approach seeks
to select issues that
are material to our
business, and takes
into consideration the
guidance in respect of
materiality provided by
the GRI G4 guidelines."

OUR MATERIAL
ISSUES
P12-37
13      Safety and health
18      Engaging with
stakeholders for
mutual beneﬁt
21
Local socio-economic
development
25
Environmental
stewardship
30
Respecting human
rights
33
Implementing our
business strategy
through people
35
Fiscal and regulatory
issues
36
Closure and
rehabilitation
The material issues
reported represent
a balanced and
comprehensive view
of the critical areas of
concern for the business
and for stakeholders.
MATERIAL ISSUES
UNDERSTANDING
OUR CHALLENGES
AND REFLECTING
ON WHAT WE AIM
TO ACHIEVE
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

In living this value, we are responsible for seeking out new and innovative ways to ensure our workplaces are free of occupational injury and illness.
We seek to create value for our operations and communities by helping to address the health and safety risks faced by our employees as well as the communities close to our operations.
As with all our sustainable development work, we seek wherever possible to do this in collaboration with local and national government and in support of their priorities.
IMPROVING SAFETY PERFORMANCE
Efforts to improve safety performance in 2014 were directed at deepening our understanding of how risks materialise at our operations and identifying sequences of events which result in safety incidents. This has deepened our understanding of the controls required to manage major hazards more effectively and helped us put these controls in place at all our operations.
Whilst work to improve safety performance remains a priority globally, an intense effort was made during 2014 to address known risks and hazards at our South African operations, which operate ultra-deep level mines. Data on safety incidents shows that we have consistently experienced a higher frequency of incidents in South Africa, with the greatest safety risk areas being fall of ground incidents and vertical and horizontal transport.
While we have been successful in reducing minor incidents in the past, our historical safety performance showed us that there was no correlation between the rates of occurrence of major incidents and minor incidents. This indicates that a single approach to safety management would be insufﬁcient to address both categories of accidents. To understand better how and why such incidents occur, bow-tie risk analysis methodology (BTA) was adopted. BTA is a simple and effective tool for communicating risk assessment results to employees at all levels.
SAFETY AND
HEALTH
“
Efforts to improve
safety performance in
2014 were directed
at deepening our
understanding of how
risks materialise at our
operations.”
SAFETY
is our ﬁrst value
MATERIAL ISSUES

Bow-tie analysis
This highly visual approach
shows the links between the
potential causes, preventative
and mitigating controls and
consequences of a major
accident. Once complete, a BTA
risk model reveals vulnerabilities
and highlights the importance of
having multiple layers of controls,
including higher order controls
such as engineered controls, and
of routinely monitoring control
effectiveness.
AngloGold Ashanti operations
globally monitor, on aggregate,
over 100,000 critical controls
monthly. Some of these are
administrative or procedural in
nature whereas others require
engineering measures to be
taken, such as placing nets
and bolts in working areas or
replacing manual techniques
with mechanised underground
development. For each critical
control, we identify the individual
responsible for verifying control
effectiveness, the means used
for veriﬁcation of the control
and the required frequency of
compliance checks. Data from
critical control monitoring is then
used as a leading indicator to
address emerging risks before
incidents occur.
By monitoring control
effectiveness, we can focus
on underlying issues and take
proactive measures to prevent
major incidents from developing.
We worked aggressively on
adopting this new methodology
at AngloGold Ashanti during
2014. While we understand much
work remains to implement this
approach fully in South Africa and
other regions, the preliminary
results are encouraging.
SAFETY AND HEALTH continued
1
2
3
STEPS
to conduct a bow tie analysis:
Using bow-tie analysis to improve safety performance
Measurement of compliance with critical controls – a leading safety indicator which enables preventative action to be taken
Safe operating procedures including the implementation of appropriate controls
SAFE OPERATING PROCEDURES
Identify the unwanted
event to be analysed
Identify the hazards
which contribute to the
unwanted event
Identify the potential threats,
controls, consequences and
recovery measures
The risk work undertaken in South
Africa was recognised during the year
by the Institute of Risk Management
South Africa (IRMSA) who presented
AngloGold Ashanti with the industry
initiative award in the category Energy,
Utilities and Mining.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

2015 AND BEYOND
The work which we are undertaking on safety is long term in nature and is expected to continue during 2015 and beyond. In particular, we expect to continue our focus on major hazard management – identifying and monitoring critical controls, instituting measures to reduce control deviation, and continuing to build organisational safety capability and capacity.
BUILDING WORKPLACES FREE OF OCCUPATIONAL ILLNESS
In the course of operating, employees are exposed to various health risks. We actively manage these risks in line with our commitment to make workplaces free of occupational illness. The approach to addressing occupational health risk issues differs from the management of safety issues as the impact of exposure to occupational health hazards is cumulative and cannot easily be measured over the short term. In the case of silicosis, lead times to diagnosis are becoming longer due to operational interventions. The average exposure times to diagnosis has increased to approximately 21 years currently from 15 years in the mid-1990s.
The most signiﬁcant occupational health risks at our operations are noise-induced hearing loss (NIHL) and occupational lung disease (OLD). NIHL is a risk at all operations where noisy equipment is used; however prevalence is highest at our African operations due to the type of equipment used in underground mining in conﬁned spaces. NIHL is prevented by the silencing of equipment and by hearing protection worn by employees, as well as through administrative controls such as limiting the amount of time employees spend exposed to noise. We are continuing the roll-out of personalised hearing protection which offers greater protection and comfort. Further engagement with the suppliers of equipment has also been undertaken with the aim of reducing equipment noise further.
SAFETY AND HEALTH continued
6
Fatal incidents. Four
in South Africa and
two in Brazil.
(2013: 8)
In memoriam:
•
Lwazi Bovungana, who died when struck by falling material on 2 March
2014 at Mponeng Mine in South Africa.
•
Luiz Alberto Santos Cerqueira and Thiago Luiz de Oliveira, who died in a shaft-related incident at Cuiabá Mine in Brazil on 20 March 2014.
•
Mncedi Ponti, who died following a fall of ground incident on 31 October
2014 at Kopanang Mine in South Africa.
•
Maﬁkizolo Sikhumbuzo Ngwenya and Thembinkosi Dubazane, who died following fall of ground incidents on 7 November 2014 and 25 November
2014 respectively at Mponeng Mine in South Africa.
PERFORMANCE
SNAPSHOT
Two fatality-free
quarters back-
to-back for the
ﬁrst time in the
company’s history.
South Africa
Continental Africa
Australasia
Americas
Greenfields exploration
All injury frequency rate (AIFR)
(per million hours worked)
11.85
1.56
10.73
3.81
3.57
10
11
12
13
14
Group AIFR
(per million hours worked)
11.50
9.76
7.83*
7.48*
7.36
7.15**
10
11
12
13
14
Fatal injury frequency rate
(per million hours worked)
0.10
0.09
0.10
0.05
0.04
AIFR Group average
7.15
**
** Excludes the impact of the
5.3 magnitude earthquake which
occurred in South Africa during
August 2014.
*
An adjustment has been made to AIFR data
for 2012 and 2013. The change was due to
injury reclassiﬁcations and/or progression of
injury severity.
MATERIAL ISSUES

The main forms of OLD are silicosis and pulmonary tuberculosis (TB). OLD is managed by reducing the level of exposure of employees to silica-bearing dust. This is achieved through a combination of administrative and engineering controls, including improvements to personal protective equipment, the continuing implementation of multi-stage ﬁltration systems at ore transfer points, and footwall treatment. While silicosis is a potential risk at underground operations, it has been eliminated at our operations in Brazil as a result of reducing the cumulative exposure to dust through mechanisation, improved ventilation, dust suppression, personal preventative measures and statutory limitations on the length of service in high-risk occupations. Drawing on this experience, we continue to work intensively to contain silicosis at underground operations in
South Africa and in Ghana. Litigation against AngloGold Ashanti is underway in South Africa on the issue of silicosis – an update is available in our most recent annual report form 20F as ﬁled with United States Securities and Exchange Commission.
The majority of occupational TB cases among employees occur in South Africa. The causes of the disease are complex and one of the major challenges we face is the fact that the combination of HIV infection and silica dust exposure has a multiplicative effect on the likelihood of developing tuberculosis. Initiatives have been both multi-faceted and integrated to address the wide range of underlying contributing factors. Prevention measures focus on comprehensive and integrated healthcare programmes including effective screening, diagnosis and treatment with X-ray surveillance, HIV/AIDS management, dust suppression programmes, housing and accommodation strategies focusing on private rooms, reduced dependency on migrant labour and increased collaboration with the governmental health care departments.
HIV Counselling and Testing (HCT) continues, although after ten years of such programmes, many employees know their status and we are seeing a reduction in the rate of employees volunteering for testing. Some 16,000 HIV tests were conducted in South Africa in 2014, and assuming single annual testing, this represents 61.4% of the workforce. However, the uptake of HIV wellness clinic services and anti-retroviral therapy (ART) in South Africa has increased steadily over the same period, with 4,648 employees attending clinics.
Diesel particulate exposure was recently identiﬁed as a potential health risk. Efforts to understand and mitigate this potential impact are underway.
SAFETY AND HEALTH continued
182
210
1.57%
30
152
Cases reported across
the group in 2014
New compensable silicosis cases,
of which 201 cases occurred in
South Africa and nine in Ghana*
(2013: 293 in group)
*
These cases result from exposure in
previous years, bearing in mind the
long lead time in diagnosis (currently
an average of 21 years).
Incidence of
occupational TB
at South African
operations
(1.49% in 2013).
NIHL
Cases reported in South Africa:
(2013: 38 cases)
Continental African region:
(2013: 104 cases)
Ghana:
140 cases*
Tanzania:
10 cases
Mali:
2 cases
PERFORMANCE
SNAPSHOT
4,648
3,317
employees attending
clinics
receiving anti-retroviral
therapy
16.000
HIV tests conducted in South Africa during 2014 – 61.4%
of workforce
*
The large number of cases in
Ghana was driven by the large-
scale employee exit processes at
Obuasi which took place during
the second half of 2014
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

IMPROVING THE HEALTH OF COMMUNITIES
Public health risks are present in various regions where we operate. The management of public health risks is more effectively undertaken by engaging with communities to ﬁnd solutions which mitigate the level of risk. One of the most signiﬁcant community health risks is malaria, which occurs in areas surrounding several of our operations in the Continental Africa region, particularly in Ghana, Guinea, Mali, and Tanzania. Management of this health risk is through malaria programmes which go beyond our mining sites, aiming to provide positive beneﬁts for both employees and communities by reducing the incidence of malaria. Integrated control programmes are undertaken in partnership with communities, local government and health authorities and include indoor residual spraying (IRS), effective disease management and community education. Our multi-stakeholder model in Ghana has been so successful that the programme was extended to Geita Gold Mine in Tanzania.
During 2014, Geita Gold Mine continued to experience reductions in malaria cases and absenteeism due to malaria, demonstrating the beneﬁts of a malaria control programme which has been maintained over the last seven years. The mine led an initiative to establish a public private partnership which includes representation from the mine and the Geita District Council
Health Management Team as well as from Plan-International, an international development organisation, and the Research Triangle Institute, a US-funded non-governmental organisation.
The programme reaches a community of approximately 100,000 as well as the majority of employees at the operation and their families, targeting approximately 20,000 household structures in 19 villages with IRS, awareness programmes and the early detection and treatment of malaria cases.
The malaria programme undertaken at Geita has resulted in a 90% reduction in malaria incidence over the past seven years. The incidence of malaria on the mine is now less than
ﬁve cases per 100 employees and contractors in a year (an incidence of less than 5%). Prior to implementation of the programme in 2007 almost all employees would experience at least one or two episodes of malaria each year. The target is to further reduce malaria incidence, to a level of one case per 100 employees or contractors per year.
A further health risk which emerged during 2014 was Ebola, following the outbreak of the disease in West Africa. Successful measures were put in place to ensure the company was prepared to deal with the potential impact of the outbreak at operations.
10
11
12
13
14
Number of malaria cases among
employees and contractors
(Ghana)
3,219
1,087
856
1,046
659
10
11
12
13
14
(Tanzania)
245
141
138
230
149
10
11
12
13
14
(Guinea)
790
767
948
805
952
10
11
12
13
14
(Mali)
269
383
703
377
174
PERFORMANCE
SNAPSHOT
“
The malaria
programme
undertaken at Ghana
has resulted in a
reduction of 80%
in malaria incidence
over the past
five years.”
MATERIAL ISSUES

ENGAGING WITH STAKEHOLDERS FOR MUTUAL BENEFIT
16
Community incidents recorded
in 2014.
PERFORMANCE
SNAPSHOT
Effective engagement is a pre-requisite to our strategy of forming mutually-beneﬁcial relationships with stakeholders.
Relationships with communities, government and employees, both individually and through afﬁliations such as organised labour, community-based organisations (CBOs) and non-
governmental organisations (NGOs) are some of the most critical in relation to sustainable development issues.
COMMUNITY ENGAGEMENT
Our approach to partnership with local communities on projects of mutual beneﬁt requires that our dialogue with stakeholders is authentic and responsive, starting with an open mind that seeks to understand the values, needs and aspirations of local communities.
Efforts to improve community engagement processes are currently focused in three areas. Firstly, we are working to improve the quality of the information available on community stakeholders through detailed stakeholder mapping. Secondly, to ensure we are responsive to stakeholder concerns, we are implementing a community information management system enabling key data on commitments, complaints and grievances, resettlement processes and socio-economic assessments to be gathered, stored, tracked and monitored. Thirdly, we continue to work on improving measures for evaluating the effectiveness of the community engagement processes and their compliance to our internal guidelines. To pursue effective engagement with communities we frequently need to build our own capacity and that of the communities, local and national authorities. We allocate ﬁnancial and human resources to working with communities to ensure that they are empowered with information, consulted on operational issues that may affect them and can effectively provide input on their concerns and expectations in relation to mining sector development.
WE SEEK
to understand the values, needs and aspirations
of local communities
“
To pursue effective
engagement with
communities we
frequently need
to build our own
capacity and that
of communities,
local and national
authorities.”
We are in the process of
improving our community incident
identiﬁcation and reporting process
to ensure that all community
incidents are appropriately reported
and addressed.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

ENGAGEMENT WITH EMPLOYEES
AngloGold Ashanti employs 58,057 people across 20 operations and at exploration projects globally. Engagement with employees is critical in maintaining our strategic focus and motivating employees to give their best. Employee engagement reduces employee turnover and has a positive impact on shareholder returns.
In late 2014, a global survey was conducted with the aim of gauging the level of employee commitment to the business. The survey highlighted some strengths in terms of the way we work. It showed, for example, that employees across the business believe that the organisation is values driven, with almost 90% of respondents indicating that they understand and support the group’s values. The work which has been undertaken across the group on safety has also been widely embraced, with employees highly engaged on issues of safety. Areas that require attention are ethics, managerial effectiveness, and senior leadership practices. Employees indicated they would like to see greater consistency between what is said and what is done.
Feedback on the survey results was shared with employees as promised at the outset of the initiative. Actions are already underway in response to the survey and are expected to continue in 2015. Employees highlighted the need for greater visibility of leadership and internal communication and engagement plans are being developed to address this.
At the end of the year, the CEO led a series of mass meetings in South Africa, discussing issues such as safety, production and the overall company direction with employees. Feedback from the meetings is used to inform employee engagement efforts in South Africa and in other regions.
In South Africa, a digital employee engagement platform was launched where employees are encouraged to share work-related issues with management, named “your voice matters”.
ENGAGING WITH STAKEHOLDERS FOR MUTUAL BENEFIT continued
“
Engagement with
employees is critical to
ensure that strategic
focus is maintained.”
days lost due to major labour
relations disputes
ZERO
PERFORMANCE
SNAPSHOT
MATERIAL ISSUES
ENGAGEMENT WITH GOVERNMENT
AngloGold Ashanti engages with governments on an ongoing
basis. One of the issues we emphasise is the need for regulatory certainty to create an environment conducive for mining sector investment and development. A key concern of governments is
the need to ensure that the nett beneﬁts of mining ﬂow through to the government at a national level, and to communities at a local level. Potential beneﬁts of mining include employment, skills development, local procurement and infrastructure and service development.
Substantial direct payments are made to governments including taxes and royalties. In 2014, payments made in the form of taxes and royalties totalled $778 million. We strive to be transparent in our payments to government, in support of the objectives of the
Extractive Industry Transparency Initiative (EITI) and in line with our values. In October 2014, a revised policy relating to political party donations was adopted. The policy seeks to verify that the donations process is supported by a strong business case, and donations are fully disclosed and explained. All donations are governed by AngloGold Ashanti’s values and compliance
policies, including the Policy on Anti-Bribery and Corruption, which can be referenced on www.anglogoldashanti.com

ENGAGING WITH STAKEHOLDERS FOR MUTUAL BENEFIT continued
ENGAGEMENT WITH ORGANISED LABOUR
Across all jurisdictions where organised labour structures are in place, we engage positively with the relevant union structures to seek mutually-beneﬁcial outcomes to the issues raised by employee representatives. We comply with local legal and regulatory frameworks as well as with international codes, including the labour standards of the International Labour
Organisation (ILO).
Continental Africa Region
Overall, the labour relations climate has remained comparatively positive and stable across the region throughout the period. In Ghana separate wage negotiations were conducted at each operation. At Iduapriem, negotiations were protracted and took several months to ﬁnalise due to the complexity involved in dealing with the two unions representing different employee categories. However, a mutually beneﬁcial settlement agreement was reached without loss of production. The current three-year collective bargaining agreement will expire in October 2015, with discussions commencing in the ﬁrst half of 2015. The labour relations climate at the Obuasi
Mine during 2014 has remained peaceful throughout the transition period to limited operations, through the workforce retrenchment process. The relationship with Ghana Mineworkers Union
(GMWU) has been mature and constructive, and the GMWU has supported management throughout the process of transition of the mine.
At the Siguiri Mine in Guinea, the annual 2014 wage negotiations were concluded amicably with the majority trade union and a stable labour relations atmosphere was maintained during the year. In Mali, annual wage negotiations for both Yatela and Sadiola mines were successfully concluded for 2014 and 2015.
At the Geita Gold Mine in Tanzania, maiden annual wage negotiations with the Tanzanian
Mines Energy Construction and Allied Workers Union (TAMICO) were concluded. TAMICO entered into a full recognition agreement following the union’s achievement of the majority status required for the purpose of collective bargaining.
Percentage of employees covered by collective bargaining
88%
Tanzania
South Africa*
Guinea
Mali
Ghana
Australia
Argentina
Brazil
Colombia
* Excludes corporate
office employees
86%
97%
95%
99%
12%
100%
0%
USA
0%
100%
South Africa
During 2014, we continued to
work with organised labour
representatives to incorporate
them in dialogue on business
issues. In particular, we engaged
with representatives from
organised labour on the economics
of our industry, the gold market
and the legal and statutory
framework regulating industrial
relations in South Africa. We
identiﬁed and secured agreement
from a core leadership team across
all unions to undertake an entry-
level management programme at
a South African university during
2015. The objective of this initiative
is to change the nature of the
discourse with organised labour
and to foster relationships where
we can identify joint business
and labour aspirations and chart
a pathway to achieving them.
During 2015, we plan to embark
on wage negotiations to renew our
current two-year wage agreement,
expiring in July 2015. For further
information on the risks and
pressures associated with these
negotiations, please refer to our
online report.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

COMMUNITY INVESTMENT
We believe that community investment projects are most likely to succeed when they are undertaken in partnership with stakeholders. Projects need to take into account the potential impact of our activities on the community and balance these with national development objectives.
Currently the most signiﬁcant challenge is to promote adequate and effective engagement with communities. The lack of capacity within communities or local municipalities to take ownership of the public infrastructure and services supplied through community investment can pose a challenge to the sustainability of projects. Where communities are empowered and projects are carried out with signiﬁcant participation from the community, outcomes are more likely to be successful and sustained.
Total group expenditure on community investment by the business was $14.8 million in 2014.
This investment was undertaken on the basis of the community investment strategies at each of our operations. A focus point for 2015 is expected to build our understanding of the processes required for more effective and direct engagement with communities, enabling communities themselves to determine their priorities and communicate their concerns. This, coupled with an assessment of the impact of our development interventions, is expected to lead to greater understanding of the real value created for communities through our presence.
For an illustrative example, please refer to the Brazil Public Call for Projects under ‘Our stories’
on www.anglogoldashanti.com.
MEETING MINING CHARTER COMMITMENTS IN SOUTH AFRICA
In South Africa, the company continued to make substantial progress towards meeting all targets set out in the Mining
Charter and as outlined in its 2010 – 2014 Social and Labour Plans (SLPs) and approved by the Department of Mineral
Resources (DMR) in 2012.
Despite the delay in the approval of the SLPs by the DMR, the company met all its Mining Charter targets and SLP commitments, with the exception of a few Local Economic Development (LED) projects, where the company and the host and Labour Sending Areas Municipalities agreed in 2013 to either change their scope or replace. To this end, applications to amend the SLPs were submitted to the DMR as required by the Mineral Petroleum Resources Development Act Regulations
and the necessary approvals received from the DMR in the fourth quarter of 2014. The majority of the amended projects are due for delivery in 2015 or, in the case of high impact projects such as the Enterprise Development Centers (EDCs) and agricultural projects, in 2017.
In November 2014, AngloGold Ashanti and the National Treasury’s Jobs Fund reached agreement to co-fund EDCs, on a rand to rand basis, to be established in our host municipalities of Merafong and Matlosana ($1.39 million each) as well as in our Labour Sending Area in the OR Tambo District Municipality ($1.66 million each). With respect to the AngloGold Ashanti
OR Tambo EDC funding, the company will contribute $0.92 million while the other $0.74 million will come from the 1987
NUM Strike Fund as agreed with the NUM. Total investment from AngloGold Ashanti, the NUM Strike Fund and the Jobs
Fund would therefore be approximately $8.86 million over a three-year period, from 2015 to 2017. The objective of the EDCs is to incubate emerging enterprises, thereby increasing their potential to create sustainable employment opportunities over the next three years to 2017. Agricultural projects in Merafong and Matlosana (to a total value of $1.66 million) are underway and due for completion in 2017. These are aimed at creating employment opportunities for local communities and additional income for the NGOs concerned.
Community Development Human Resources programmes including bursaries, learnerships, internships and portable skills were implemented in 2014 with positive feedback from communities and government.
LOCAL SOCIO-ECONOMIC DEVELOPMENT
Mining activity has
the potential to
contribute to local
socio-economic
development.
Socio-economic development
beneﬁts arising from mining
operations include local
procurement and employment
generation, and investment
in the development of skills,
infrastructure and services
in local communities.
Underpinning this aspect of
our work is a strong focus on
engagement.
MATERIAL ISSUES

LOCAL SOCIO-ECONOMIC DEVELOPMENT continued
INCREASING LOCAL PROCUREMENT
In all regions where we operate, the imperative exists to stimulate the national and local economy through procurement. In some operating jurisdictions legislation requires procurement to be allocated to certain categories of spend, such as capital goods, consumables and services, with government set targets. In other jurisdictions, targets are not speciﬁcally set by the regulator, however the requirement exists for mining companies to submit a local procurement plan with targets relating to the usage of locally owned and controlled suppliers, employment and development of local skills through procurement contracts. In all cases, we seek to meet or where possible exceed the legislative requirements in the country of operation. In mining, procurement spend can be concentrated in a small number of global suppliers, as the products and services required tend to be specialised and capital intensive. Mining contracting requires capital investment in large-scale mining equipment, signiﬁcant levels of technical expertise and skilled employees. Having analysed where the opportunities for local suppliers are, we identify and consider businesses which have the capacity and the potential to supply these goods and services. We also encourage our global suppliers to increase their own spend in local communities through local procurement, employment and social investment initiatives.
In Australia, we have played a leading role in developing several Indigenous-owned businesses to deliver work and services to Tropicana, through an Indigenous business development programme offering structured business coaching and mentoring. Five Indigenous-owned businesses are currently supplying goods and services, such as small-scale earthworks, fuel delivery, refuse collection and environmental rehabilitation. To date, AngloGold Ashanti
Australia has awarded contracts worth approximately $100 million to indigenous businesses.
We also initiated a two-pronged project at Geita Gold Mine in Tanzania, targeting an increase in procurement from Tanzanian domiciled and owned companies from the level of 22% achieved in 2013 to 25% by the end of 2015. Meeting this target would increase the mine’s spend with these businesses by over $10 million. Suppliers targeted are prioritised based on the value of the opportunity they represent, and include lubricants, pump spares, ﬁlters, steel, tools, stationery and welding consumables. By the end of 2014, an increase of $412,000 in contract coverage and order placement with local majority shareholding companies had been generated and a further $4.1 million of potential business was out to tender for contract placement anticipated thereafter. The second leg of the project focused on the top ﬁve global suppliers contracted to Geita to increase their own spend within local communities. The combined beneﬁts were $10.3 million in 2014, with commitments to increase spend to $22.7 million in 2015 and
$27.8 million by 2016.
$1.1bn
$950m
is centrally managed
of which
rests with 21 global
suppliers
and of which
$2.6bn
Total procurement spend in 2014
PERFORMANCE
SNAPSHOT
“
In all regions where
we operate, the
imperative exists to
stimulate the national
and local economy
through procurement.”
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

LOCAL EMPLOYMENT AND SKILLS DEVELOPMENT
In Australia, the focus is on supporting youth development programmes and creating opportunities for the youth. Development programmes have been undertaken where mining takes place in remote and isolated areas characterised by limited community resources, poor education and health, minimal opportunities and high unemployment. It has multiple phases including ‘stay at school’ programmes, followed by transition to tertiary education and other work programmes. Work readiness programmes seek to support the transition of indigenous, female and disadvantaged youth to the workplace through training and work experience which can lead to employment in the mining industry and beyond. Programmes cover aspects such as communications skills, safety and wellbeing, as well as behavioural issues such as punctuality, dependability and self-conﬁdence. Skills taught include learner driving and hospitality as well as a range of roles relevant to the mining sector, including geology, administration, maintenance, environment and mining operations.
In the Continental Africa region, we focus on the development of local talent, whilst still using expatriates to address skills gaps and transfer skills. Expatriates have a deﬁned end date to their assignment and the group aims not to have employees on international assignment beneﬁts for an extended or indeﬁnite period of time. Prior to hiring expatriates, we conduct an intensive search for local candidates, relying on our relationships with reputable local recruitment agencies and our own databases of local professionals. Other initiatives focus on training and development for artisanal roles. In Tanzania, for example, the Integrated Technical
Training Initiative is a joint project with government, AngloGold Ashanti and other mining companies in the region to recruit and train artisans from local communities. The programme has operated since 2009 and has led to the employment and training of 125 artisans from the community in roles such as diesel mechanics, ﬁtters and welders. The initiative is scheduled for handover to the Tanzanian Vocational Educational and Training Authority (VETA) in 2015. In
South Africa, diversity and transformation are critical imperatives and signiﬁcant progress has been made in building a more representative workforce. Employment equity targets were met for 2014 at all levels of the organisation.
PERFORMANCE
SNAPSHOT
15%
Women in mining
(against a target of 10%)
South
Africa:
Performance against
employment equity targets
We met the 40% equity targets at
all levels and in most instances the
target was exceeded.
Board
Top management
Senior management
Middle management
Junior management
Core and critical skills
Employment equity targets
55.6%
42.9%
40.0%
49.3%
57.4%
52.6%
TARGET
40.0%
MATERIAL ISSUES

SUPPORTING
multi-stakeholder partnerships
LOCAL SOCIO-ECONOMIC DEVELOPMENT continued
THE POTENTIAL OF ARTISANAL AND SMALL-SCALE MINING
(ASM) TO CONTRIBUTE TO DEVELOPMENT
ASM activity is a consideration at many of our operations; in particular those in the Continental Africa region, where ASM takes place in some form adjacent to all operations. ASM also occurs in Colombia, and near some operations in Brazil and
South Africa. Our policy is driven by the appreciation that minerals have a role to play in transforming communities. We therefore support formalisation of the sector, and regulation of those aspects of ASM activity which pose risks – either to employees, community members or our operations. Current activity is focused on developing more comprehensive baseline information on the nature and scale of ASM activity surrounding our operations. The numbers involved are often signiﬁcant. At the Geita Gold Mine, for example, while the number of artisanal miners ﬂuctuates greatly through the year, we have recorded 1,800 artisanal miners at known ASM sites on our concession.
At Geita, in response to this, a multi-stakeholder partnership was established during
2013 which included AngloGold Ashanti and other large-scale miners, regulators and ASM associations. Funding by the World Bank has led to the establishment of a management advisory group focusing on the support of a pilot best-practice operation in
Tanzania. In 2014, with support from AngloGold Ashanti the project design and feasibility work for the pilot site at Lwamgasa Village was completed. Using ﬁnancial contributions from the World Bank as well as the Government of Tanzania, technical experts have been engaged to support the Lwamgasa Village beneﬁciaries in establishing a viable
ASM operation.
15
Number of sites where ASM
takes place
PERFORMANCE
SNAPSHOT
QUICK
CASE STUDY
A baseline study of ASM at the
Gramalote project in Colombia
ASM activity around AngloGold Ashanti’s
Gramalote exploration project in Colombia
employs over 200 people in various
aspects of the gold value chain. Artisanal
miners operate inside the mining lease
area. Mining activities are informal in
nature and generally not well integrated
with other aspects of economic activity in
the region.
We conducted a baseline study and entered
into agreements with many of these miners
with the aim of economic resettlement – the
provision of compensation incentivising
economic activities other than mining.
Many former artisanal miners have been
successfully resettled.
The focus of our current programme is
co-existence with the artisanal miners
remaining on the lease area and support
for formalisation of their activities with the
use of improved technology for extracting
gold to increase economic yields, thereby
making a more meaningful contribution
to social development and reducing
environmental impacts.
This ﬁgure includes Morila and Kibali
which are not managed by AngloGold
Ashanti, as well as Gramalote, an
exploration project in Colombia.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

ENVIRONMENTAL STEWARDSHIP
50%
In our values we state our commitment to continually improve processes to prevent pollution, minimise waste, increase carbon efﬁciency and make efﬁcient use of natural resources.
Living by the commitments we make in our values is not only part of our obligation as a responsible company, it is also essential in ensuring that we maintain our social licence to operate and our relationships with local communities, who often share the same resources. We optimise the use of limited natural resources throughout all stages of the mine lifecycle. Engagement with communities on resource issues, including land access, begins at the early exploration stage and lays the foundation for the future relationship of the mine with the community.
TAILINGS MANAGEMENT
Like other mining companies, we generate waste rock and tailings materials that are deposited in the form of slurry in specialised tailings facilities. Tailings management is undertaken in accordance with the group’s internal framework, which commits operations to regulatory compliance and provides guidance on standards to be applied in regions where there is no legislative framework in place or the legislative framework is light. Compliance with the framework is audited annually at a group level and more frequently at regional and site level, as the impact of failure of a tailings storage facility can be signiﬁcant.
CYANIDE USAGE AND
MANAGEMENT
We make use of cyanide in the
gold production process. The
responsible management of
cyanide is integral to our social
licence to operate. AngloGold
Ashanti has committed to
achieving and maintaining
certiﬁcation of all operations
under the International Cyanide
Management Code. Out of the
20 AngloGold Ashanti plants
using cyanide, 15 are currently
certiﬁed to the Code and plans
are in place for the balance
of the plants, including three
at new or recently acquired
operations, to be certiﬁed in the
next three-year period.
MATERIAL ISSUES
10
11
12
13
14
Reduction in total number of reportable
environmental incidents from 2013
27
27
16
10
5

ENERGY AND CLIMATE CHANGE
Mining is an energy-intensive industry. We need a consistent and cost-effective supply of energy for our existing operations, as well as secure access to energy for our future projects.
During 2014, we piloted key elements of the new AngloGold Ashanti Energy Management
System (EnMS) at mine sites in Brazil and Tanzania. The EnMS seeks to establish a system to ensure continuous improvement; proactively manage power generation costs and utility contracts; achieve sustainable improvements in energy efﬁciency and ensure operations have energy security over their anticipated life of mine. In South Africa, much of our mining is conducted in deep underground mines, making them particularly energy-intensive. Electricity is mainly sourced from fossil fuels, meaning that they also contribute a high proportion of our greenhouse gas emissions. In 2014, South Africa accounted for 11.3PJ (36%) of our total energy usage and 2.98Mt CO2e (65%) of our greenhouse gas (GHG) emissions.
By their nature mines use more energy as they get older, as they get deeper and ore grades decline. Despite this, focused attention on energy efﬁciency over the past two decades has seen consistent improvements in energy-intensity and, in 2014, an absolute decline in energy use.
Our energy usage is inextricably linked to our GHG emissions and hence our climate change strategy. Though AngloGold Ashanti faces few immediate operational risks from a climate change perspective, there are several risks that are likely to develop at some of our operations, in particular in areas that already suffer from extremes of temperature and high seasonal variations in weather conditions. These include changes in rainfall patterns, the potential for ﬂooding, drought, adverse impacts on communities and their agricultural livelihoods and potential impacts on rehabilitation activities. Over the longer term, we will need to gain a deeper understanding of the adaptation risks associated with climate change. This will require a more detailed modelling of climate change scenarios as well as improved data and statistical analysis.
ENVIRONMENTAL STEWARDSHIP continued
32PJ
20%
301MJ/t
Total energy consumption
(2013: 33PJ)
of our operating costs
(2013: 19%)
Energy intensity per tonne
ore treated (2013: 320MJ/t)
PERFORMANCE
SNAPSHOT
“
The benefits of
reducing our energy
consumption extend
beyond our company.”
MtCO
2
e
ktCO
2
e/t
Total GHG emissions and intensity*
4.8
61
4.3
4.6
4.6
58
4.5
54
45
43
10
11
12
13
14
*   Following a detailed analysis led by the
National Business Initiative, the Eskom grid
emissions factors for several years were
revised during 2014. This resulted in material
changes to the company’s indirect GHG
emissions in South Africa and the group. The
years affected are 2010, 2012 and 2013
and these are restated here. Emissions and
energy intensities are reported per tonne of
ore treated.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

SECURING
our long-term future
MATERIAL ISSUES
THE STATUS OF OBUASI MINE IN GHANA
In 2014, we adopted a new approach to turn around the performance and secure the long-term future of the Obuasi Mine. This entailed moving into a state of limited operations and initiating a feasibility study to determine the future mine design and mining approach. A transition phase was undertaken from July to December 2014, with cessation of underground production and processing. In the meantime, the environmental clean-up of old tailings spillage, some of which dates back to the 1950s, continued. This is likely to be completed by the end of 2015. The transition phase also included the retrenchment of the work force and the appointment of a reduced stafﬁng complement to meet limited operations and feasibility study requirements. We estimate that on average a workforce of approximately 1,500 to 1,800 employees and contractors will be required during this period. The organisational structure of the operation has been redesigned to reﬂect ﬂatter layers, with greater clarity of accountability and authority. As part of the limited operation phase and going forward, AngloGold Ashanti’s award-
winning malaria control project will continue to operate, as will the school and hospital where we are seeking opportunities for them to serve the wider community.
In July 2014, the mine submitted an environmental management plan (EMP) to the
Ghanaian Environmental Protection Agency (EPA), covering the period from October
2014 to December 2015. A EMP (2016 to 2019) is expected to be developed for submission to the EPA in 2015. The mine is working with the EPA on related approvals including permits and rehabilitation plans. Some of the key environmental risks at the mine relate to water, waste and tailings management. All of these issues are being addressed in the feasibility study.
AngloGold Ashanti remains ﬁrmly committed to continued engagement with all stakeholders as it seeks to return this asset to sustainable, long-term proﬁtability for the beneﬁt of all constituencies. Business relationships with the relevant national and local government entities, and traditional authorities, continue to be characterised by a sustained level of transparency and mutual trust.

WATER USE AND EFFICIENCY
The responsible use of water is important for the business and stakeholders. Inefﬁcient water management represents an unnecessary cost to the business, both directly when we purchase water and indirectly when we treat water for discharges from operations. Every operation manages a unique set of water parameters and requires a unique solution.
At a group level, work during 2014 focused on maintaining water security at operations and optimising water use. Our business target is to achieve water security at all operations;
following the cessation of mining activities at Yatela in Mali, CC&V in the USA and Tropicana in
Australia are the only operations where water scarcity is currently a concern. Water availability at CC&V is being enhanced through the purchase of additional water rights, while short-term water supply constraints at the Tropicana Mine in Australia are being addressed through the expansion of borehole infrastructure, increasing capacity. Despite past and ongoing work undertaken to contain excess water in the West Wits region in South Africa, concerns remain in relation to the potential migration of water from discontinued, non-AngloGold Ashanti owned mines. This represents a potential ﬂooding risk. Options to address this risk are being studied and discussions are ongoing with regulators in relation to the potential impact.
A key component in achieving water security and the second major area of focus for 2014 was the continued optimisation of water use at our operations. This involved reducing the volume of fresh water abstracted where possible, increasing the volume of recycled or reused water in operational processes and improving management and process controls at operations. We have also undertaken new infrastructure development to promote the more efﬁcient use of water. For example at the Cuiabá Mine in Brazil, a new water treatment plant was constructed
800m below surface, achieving a number of efﬁciencies. More information can be found on our online report.
In 2014, where water monitoring and control processes were not already integrated into site-
wide water balances, progress was made towards consolidating and integrating them. This allows for shorter-term operational decisions on water usage, the optimisation of water usage at operations and improved efﬁciencies.
ENVIRONMENTAL STEWARDSHIP continued
PERFORMANCE
SNAPSHOT
65
3.2%
Gigalitres of water used,
615 litres per tonne ore
treated, a decrease of
from the level of 635 litres
per tonne ore treated in 2013
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

MANAGING
BIODIVERSITY
Responsible stewardship of
resources requires management
of biodiversity. We are committed
to avoiding net loss of biodiversity
as a result of new projects that we
commission, and promoting net
positive impacts on biodiversity
if a new project is in an area of
critical habitat.
In Colombia, we began a
partnership with non-governmental
organisations, including the
Guayacanal Foundation and
Conservation International, on the
deﬁnition and management of
the Páramo ecosystem near the
La Colosa Project. Conservation
International is developing a
compensation plan at the Gramalote
Project using the methodology in
national government guidelines to
determine the number of hectares
that should be compensated
or offset.
Potential biodiversity impacts
have also been assessed at the
Tropicana Mine in Australia. As
part of environmental approval
for the project, the Great Victoria
Desert Biodiversity Trust was
established to fund research on
the Great Victoria Desert, where
the Tropicana Mine is located.
The trust’s management panel
is chaired by an independent
academic and includes
both AngloGold Ashanti and
government representatives. Its
objective is to further knowledge
and understanding of the desert
region and its biodiversity
to beneﬁt conservation and
scientiﬁc knowledge.
LAND USE, ACCESS AND RESETTLEMENT
Good practice relating to land use, acquisition and access and resettlement needs to be followed from the early exploration phase of any project. Equally, it is important to identify and address requirements for either economic or physical resettlement at an early stage in the lifetime of an operation. Activities relating to land access and resettlement are integrated into a mine’s existing social and environmental management system. This includes protecting the availability of adequate capacity and resources, and promoting adherence to community and stakeholder engagement procedures. Acknowledging that the resettlement of communities is an emotive and complex area, our ﬁrst objective is to avoid resettlement where feasible. When resettlement is unavoidable, it is undertaken in a way which ensures safe access to mineral resources, the safety of communities and their continuing access to livelihood assets and infrastructure accompanied by appropriate compensation.
Sixty six of seventy houses were completed during 2014 at Mankessim (an area close to the
Iduapriem Mine in Ghana), with handover to the community planned for early 2015. The community has been relocated to an area which is closer to amenities (water, electricity and roads) than the land they held previously. Households were allocated the same-sized area of land as held in the original community. A resettlement process was also completed during 2014 at the Geita Gold
Mine in Tanzania, with the relocation of 18 households to new housing in Tarzan Valley. AngloGold
Ashanti was not required to relocate these households. However, resettlement was undertaken in response to a humanitarian need, as this community, which had previous interactions with the Geita Gold Mine, was living in temporary shelters. The beneﬁciaries took occupation on
15 December 2014 and an ofﬁcial handover to government is planned for early 2015.
In 2015 we plan to focus our efforts on the creation of alternative livelihoods for resettled communities, including support for long-term access to food and sustainable income streams.
This involves the ability to monitor pre-deﬁned indicators and to be agile in our response if there are indications that livelihoods have been placed at a high risk due to resettlement.
MATERIAL ISSUES

Mining activities have an impact on communities and on individuals, and we need to respect human rights in the course of our business.
In our values we commit to upholding and promoting fundamental human rights wherever we do business. In practice, this means being constantly aware of human rights impacts and providing remedies for communities and individuals who may be affected by our activities.
OUR ROLE IN RESPECTING HUMAN RIGHTS
Many of the issues we address with communities and others on a daily basis are in essence human rights issues, or are perceived as such by those we deal with. Issues relating to the usage of water, for example, are often framed by communities, media and others in terms of rights. Our approach to human rights is guided by the United Nations (UN) Guiding Principles for Business and Human Rights. These principles were adopted by AngloGold Ashanti in 2011, and we are in the process of integrating them into the way in which we conduct our business.
As this is a relatively new area of corporate activity, one of the most challenging areas is embedding the human rights policy framework into the business and promoting full compliance with its requirements. The framework is supported by a Human Rights Ambassadors
Programme, a peer education and awareness-raising initiative which is based on the premise that if human rights knowledge and capacity is improved at a grass-roots level, the potential for human rights violations will signiﬁcantly decrease. It is envisaged that ambassadors for human rights will be nominated at each site by the end of the ﬁrst quarter of 2015 to take human rights programmes forward, implement training and monitor compliance. The ambassadors will be expected to undergo extensive human rights training prior to taking on this role, equipping them with the skills to impart knowledge to the rest of the organisation. Furthermore, it is anticipated that all senior managers globally will receive the recently-developed online human rights training during 2015.
To monitor and strengthen compliance, human rights audits are included in combined assurance processes. A further challenge is to deal with vulnerable people in the communities in which we operate. In any community, there are individuals who, for a range of reasons, cannot beneﬁt from mining activities or ﬁnd it difﬁcult to deal with the impacts of mining operations. We need to understand how we can operate in a way which brings this front of mind when decisions affecting communities and individuals are taken.
RESPECTING HUMAN RIGHTS
PERFORMANCE
SNAPSHOT
97%
ZERO
of security personnel trained in
human rights policies or procedures
•  violations involving the
rights of indigenous
peoples
•  operations at risk in
respect of freedom of
association
•  operations at risk of
child labour
•  operations at risk of
forced labour
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

ETHICAL CODE OF CONDUCT FOR
SUPPLIERS
In 2014, we developed and implemented a Supplier
Code of Conduct, which sets out our approach to
responsible sourcing. All suppliers will be required
to complete a Self-Assessment Questionnaire
(SAQ) from 2015 onwards. The SAQ is not a means
to an end, but rather the ﬁrst step in developing a
constructive dialogue between AngloGold Ashanti and
suppliers on this important business topic. Supplier
engagement through the SAQ is expected to aid in
establishing a baseline of practices and management
from which future performance and impact can be
tracked, measured, communicated and improved.
In 2015, having completed the pilot phase, our next
step is expected to be the roll out of the SAQ to the
remaining 65 centrally managed suppliers, to favour
full coverage by mid 2015. We will facilitate top 20
active regional suppliers integration of the code by
the end of 2015 and manage corrective actions to
promote compliance.
“
Our approach to
human rights is guided
by the United Nations
Guiding Principles for
Business and Human
Rights.”
7
centrally managed
suppliers were screened
using the new supplier
code of conduct as a pilot
project (10% of the total
of 72 centrally managed
suppliers).
PERFORMANCE
SNAPSHOT
MATERIAL ISSUES

RESPECTING HUMAN RIGHTS continued
SECURITY AND HUMAN RIGHTS
To foster business integrity and manage its continuity, we need to secure people and property and may need to take action against groups or individuals acting illegally. Such action must be taken within the conﬁnes of international human rights practice and legislation and without infringing on the rights of the individuals. Where security incidents occur, they are dealt with in line with the Voluntary Principles on Security and Human Rights (VPSHR) which is the key driver for our security management practices.
At the Geita Gold Mine in Tanzania, technology has been used to good effect to overcome security challenges, in conjunction with the deployment of skilled rapid reaction teams. The mine, which covers an area of approximately 197km2, has been divided into manageable geographical sectors and thermal surveillance cameras with a range of up to 10km are used to detect potential illegal activity. These are placed in self-contained and unmanned containers.
Well-equipped rapid reaction teams are stationed in each sector to respond to potential incidents and are appropriately trained in crowd control practices to manage conﬂict situations.
Situations are also escalated to public security to handle if required.
At Obuasi in Ghana, the transition of the mine into limited operations increases the risk of escalation of security incidences. To counter this potential risk, the footprint of the operation has been reduced and perimeter protection implemented. In addition, to prevent access by illegal miners to underground workings, approximately 700 surface holes accessing our underground workings have been closed and the installation of bulkheads at strategic areas underground completed.
In South Africa, there has been a sharp increase in the level of illegal mining and general criminality in the greater West Wits and Vaal River areas. Increased violence associated with criminal activity has also been apparent in those areas. While this does not affect our underground operations at present, it has led to an increase in crime around surface operations at neighbouring mines and local communities, speciﬁcally in the Blyvooruitzicht
(West Wits) and Mine Waste Solutions (Vaal River) areas. In response, we deployed additional security resources to counter the ongoing threats, and engaged extensively with other industry partners, public security agencies at local and national level and communities.
The country risk level in Colombia remains high due to ongoing guerrilla activity across the country. Measures are in place to protect the safety of employees, whether travelling or in the
ﬁeld. The level of risk is heightened in the Cajamarca area due to the high public proﬁle of the company’s operations in the region.
PERFORMANCE
SNAPSHOT
VPSHR incidents
The ﬁrst incident occurred at Geita Gold Mine where
a security vehicle responded to an incident of an
invasion of an active area and struck an illegal
miner who sustained a fractured right leg.
The second involved a contract security guard who
was not treated with dignity or respect when he
was dismissed from Iduapriem Mine.
Fatalities to community members
Injuries to community members
Injuries to AngloGold Ashanti security staff
Fatalities or injuries to
community members and AngloGold
Ashanti security personnel as a result
of security interventions
0
5
44
9
49
51
51
38
16
27
1
42
3
2
2
10
11
12
13
14
Allegations
Incidents
Community incidents or allegations
under VPSHR
6
2
5
9
3
0
2
3
6
2
10
11
12
13
14
In 2015, we expect to focus on
further embedding our security
ﬁve-point plan at operations,
while ongoing research into
appropriate technologies will be
prioritised. These include virtual
barriers to prevent intrusions,
less lethal weaponry to protect
our security staff, and ongoing
engagement with communities
and authorities to achieve
community enhanced security.
The marked increase in injuries to
community members as a result of
security incidents from 2013 to 2014
is attributable to improved surveillance
and rapid response activities of the
security team at Geita Gold Mine.
Community members, often travel over
difﬁcult terrain when abandoning illegal
mining activities, and as a result slip
and fall, injuring themselves.
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

IMPLEMENTING OUR BUSINESS STRATEGY THROUGH PEOPLE
AngloGold Ashanti’s global people management system is not only for managers, but for every single employee in the organisation – it deﬁnes the way we work together and how we can improve our
performance.
In 2014, we focused on the further integration of the principles governing our people management system into human resources practices at all levels. Our objectives were to simplify our human resources approach and translates into easily-applicable actions, emphasising relationships, engagement and interaction at all levels of the business and harnessing technology to improve and streamline people management functions. A number of employee engagement initiatives were undertaken, including a group-wide survey on employee engagement and a series of
‘town hall’ meetings with the CEO in South Africa.
To further entrench our commitment to the value of diversity, we put in place a global policy on transformation and localisation in 2014. The objectives of the policy are to create an underlying all-inclusive culture based on shared values; to put in place the corporate policies and support legislative compliance to promote transformation; and to put in place targeted initiatives to address regional imperatives relating to transformation. These include, for example, initiatives on issues such as equity ownership and employment equity, which are relevant in the South
African regulatory context.
We are also in the process of implementing a new online performance management system globally, replacing existing legacy and paper-based systems. The system was ﬁrst introduced at our corporate ofﬁce in January 2014, and is expected to be implemented globally in 2015. Some of the potential beneﬁts include enhanced strategic alignment in the company, reduced role ambiguity for employees, increased communication and engagement, real-time feedback and action plans, improved performance and results, and better employee retention.
MATERIAL ISSUES
27%
33%
50%
of our board
of our executive management
are female.
of our executive directors, and
PERFORMANCE
SNAPSHOT
Female representation:

ESTABLISHING
mutually-beneﬁcial relationships
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

MONITORING AND RESPONDING TO REGULATORY CHANGE
Internationally, AngloGold Ashanti engages on regulatory issues through government agencies and national and international industry associations such as the International
Council on Mining and Metals (ICMM). At a national level, potential impacts are included in our risk framework and are monitored by country managers. Engagement at a country level is undertaken through national, state or provincial mining associations, and through direct engagement with regulatory authorities, to advocate provisions that are beneﬁcial to business and the mining industry. Associations help to keep the company updated on policy and regulatory trends. Our participation in bodies such as the African Tax Administration Forum (ATAF), enables us to take a proactive approach to regulatory changes which may affect us.
During 2014, potential changes to the regulatory framework in South Africa came into focus. In addition to proposed amendments to the Mineral Petroleum and Resources
Development Act (MPRDA), the introduction of a carbon tax in South Africa is scheduled for 2016. AngloGold Ashanti has complied and met the Mining Charter targets. We welcome the proposed continuation of a charter speciﬁc to the mining industry in South Africa.
In other regions, legislative changes have been imposed or are under consideration which may have a negative impact on operations. In Argentina, the provincial legislature has raised royalties to 3% (from 1% in 2013), which is the maximum permitted under national law. Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, is currently paying this increased royalty while pursuing legal action against the increase. In the
Continental Africa region, requirements in respect of environmental bonds, the level of contributions to the national and local ﬁscus and the revision of mining development agreements have been raised in engagements with governments and regulators in
Ghana, Guinea, Tanzania and Mali.
FISCAL AND
REGULATORY
ISSUES
PERFORMANCE
SNAPSHOT
$778m
paid to governments in the form
of taxes and royalties in 2014.
MATERIAL ISSUES
A stable regulatory and
ﬁscal environment is
essential for the health
of the mining sector.
Regulatory stability and
certainty increase the
attractiveness of investment
in the sector and enable
companies to ensure that
systems are in place to meet
regulatory requirements.
The challenge we face is to
establish mutually-beneﬁcial
relationships between business
and regulators, while promoting
sufﬁcient independence
between these two parties, who
have inherently different roles
and accountabilities.

CLOSURE AND REHABILITATION
It is inevitable that all mines will eventually exhaust their economically viable resources, and that operations will cease. Mining operations need to plan for closure from the inception of the projects onwards.
Responsible closure planning follows a holistic approach, taking into account all aspects of pre-operational planning, operational activities and post-closure activity, including any residual social and environmental issues which may remain post-closure or arise from closure implementation.
IMPLEMENTING A RESPONSIBLE APPROACH TO CLOSURE
Our approach is to incorporate closure considerations into existing operational plans as far as possible, to reduce operating and eventual closure costs and optimise the impacts of closure. To support this goal, we developed a comprehensive closure planning management standard, which has been in place since 2009 and was revised in 2013. A guideline offering practical assistance to operations on how to apply the standard was completed in 2014.
The purpose of the standard is to facilitate the design and implementation of closure plans to the extent possible during the life of a mine. In the case of new operations, closure is considered at mine conception and throughout mine design – in essence, designing new mines with closure in mind. Social considerations are also addressed, as communities close to the mine may be affected. The standard provides for ongoing community engagement and the development, where possible, of alternative livelihoods to mitigate the impact of closure. The objectives for overall closure, including social and workforce aspects, must be clearly identiﬁed in closure plans, as these guide the deﬁnition of applicable options.
Mining activities at the Yatela Mine in Mali ceased on 30 September 2013. Rehabilitation is planned to be completed in early 2019, with ﬁnal relinquishment of mining rights in
November 2020.
During 2015, work is expected to continue to align operational planning and implementation with the closure standard and monitor compliance.
100%
of operations have closure plans
PERFORMANCE
SNAPSHOT
“
The integration of
closure planning into
mine planning requires
a mind-set shift, and
this is ongoing work at
all operations.”
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

REHABILITATION AND
LAND MANAGEMENT
Though site-speciﬁc
requirements vary, our approach
to rehabilitation is governed
by our land use management
standard and our biodiversity
management standard.
Concurrent rehabilitation is
undertaken where feasible,
balanced against the need
to avoid limiting our ability to
access resources at a future
date. We also undertake research
into rehabilitation techniques,
in conjunction with universities.
The best example is our long-
standing and world-leading
research on phytoremediation
with the University of the
Witwatersrand in South Africa.
Where possible, knowledge of
local plant species accumulated
in the course of rehabilitation
work is also shared with local
communities and with academic
institutions. At Gramalote in
Colombia, for example, the
Gramalote Forest Nursery and
Environmental Development
Centre has been established to
share information gained on the
project with communities and
employees, through community
outreach and engagement
programmes.
DEVELOP
innovative rehabilitation approaches
MATERIAL ISSUES
We seek to

P38-41
39
The road ahead
ADMINISTRATION
40
Glossary of terms
41
ppt
Forward-looking statements
41
Administration
CREATING AND
PROTECTING
ECONOMIC
VALUE
With a clear sense of our
sustainable development
priorities and the actions
we need to take, we can
enable business growth
from a solid foundation.
OUTLOOK
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

During 2014, in implementing our sustainability strategy, we made real progress towards integrating sustainable development into our ongoing business activities.
This report describes many initiatives where our guiding principles for sustainable development have been successfully applied to improve sustainable development performance. As a business leader and someone who has worked in the mining industry for many years, one area which is closest to my heart is safety. Here, detailed work applying a leading risk management approach, has resulted in the company recording the best safety performance in its history in 2014. Whilst our vision remains to operate with no injuries or fatalities, we are proud of the safety improvements which have been achieved thus far. Our experience in applying bow tie risk management methodologies is being carried forward in other areas of the business and this work will be continued during 2015.
The low gold price environment has made our year a challenging one but I am pleased that we have been able to maintain a focus on the work being undertaken across the sustainable development disciplines. It remains important for us to be able to maintain our social licence to operate during challenging economic conditions.
During the year, the business took the difﬁcult decision to move the Obuasi operation in Ghana into a limited operations phase. This has consumed much of my time, as we engage intensively with government, regulators, organised labour, employees and communities to explain our actions and our long-term plans for the future of the operation. I am proud of the way that we have handled this transition as a business and grateful to my colleagues for the vision, energy and empathy with which they have worked to ensure a smooth transition.
We have emerged in 2015 as a leaner business with a clearer sense of our sustainable development priorities. We have a better understanding of the actions we need to take to maintain our social licence, as we protect and create economic value for both the business and its stakeholders. In doing so, we enable the business to grow from a solid foundation. I look forward to working with my team to take forward our goals in the coming year.
THE ROAD AHEAD
David Noko
Executive Vice President,
Sustainable Development
OUTLOOK
Work is expected to continue during 2015 to address areas where progress has been more difﬁcult to achieve consistently across the business. These include some elements of stakeholder engagement, such as the co-design of local socio-economic development projects with communities, and the development of consistent performance measures and targets across all disciplines, as well as setting goals for the common good of business and society.
David Noko
Executive Vice President, Sustainable Development
19 March 2015
“
External
stakeholders are
requesting more
engagement, more
transparency and
more communication.
They are expecting
alignment between
their expectations
from the company and
what we prioritise.”
An accompanying podcast
from David Noko is available
www.aga-reports.com/14/
sdr/#messages/president

GLOSSARY OF TERMS AND ABBREVIATIONS
AIDS
Acquired Immune Deﬁciency Syndrome
AIFR
All Injury Frequency Rate. The total number of
injuries and fatalities per million hours worked.
AODFR
All Occupational Disease Frequency Rate. The
incidence of occupational disease per million
hours worked.
ART
Anti-retroviral therapy
ATAF
African Tax Administration Forum
ASM
Artisanal and small-scale mining
Average
number of
employees
The monthly average number of production and
non-production employees and contractors
employed during the year, where contractors
are deﬁned as individuals who have entered into
a ﬁxed-term contract of employment with the
group.
BTA
Bow-tie risk analysis
CBOs
Community-based organisations
CC&V
Cripple Creek & Victor
EITI
Extractive Industries Transparency Initiative
EMP
Environmental management plan
EnMS
AngloGold Ashanti Energy Management System
EPA
Environmental Protection Agency
FIFR
Fatal injury frequency rate. The total number of
fatalities per million hours worked.
GMWU
Ghana Mineworkers Union
GHG
intensity
Greenhouse gas emissions per tonne of rock
treated.
GRI
Global Reporting Initiative
HIV
Human Immunodeﬁciency Virus
HCT
HIV Counselling and Testing
ICMC
International Cyanide Management Code
ICMM
International Council on Mining and Metals
ILO
International Labour Organisation
IR
Integrated Report
IRS
Indoor residual spraying
Moz
Million ounces
MPRDA
Mineral Petroleum and Resources
Development Act
Mt
Million tonnes
NGOs
Non-governmental organisations
NIHL
Noise-induced hearing loss
OLD
Occupational lung disease
oz
Ounces (troy)
PJ
Petajoule
Productivity
An expression of labour productivity based on
the ratio of ounces of gold produced per month
to the total number of employees in mining
operations.
Region
Deﬁnes the operational management divisions
within AngloGold Ashanti Limited, namely South
Africa, Continental Africa (DRC, Ghana, Guinea,
Mali, Namibia and Tanzania), Australia, and
the Americas (Argentina, Brazil and the United
States of America).
Rehabil-
itation
The process of reclaiming land disturbed by
mining to allow an appropriate post-mining use.
Rehabilitation standards are deﬁned by country-
speciﬁc laws.
SAQ
Self-assessment questionnaire
SCC
Serious Concerns Committee
SLP
Social and labour plan
Tailings
Fine process efﬂuents that are deposited in the
form of slurry on specialised tailings storage
facilities.
TAMICO
Tanzanian Mines Energy Construction and Allied
Workers Union
TB
Tuberculosis
UNGC
United Nations Global Compact
VETA
Vocational Educational and Training Authority in
Tanzania
VPSHR
Voluntary Principles on Security and Human
Rights
Waste
Material that contains insufﬁcient mineralisation
for consideration for future treatment and, as
such, is discarded.
Except where noted otherwise, all ﬁgures are in
United States dollars (US$).
ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

ADMINISTRATION
FORWARD-LOOKING
STATEMENTS
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited
Auditors:
Ernst & Young Inc.
Ofﬁces:
Registered and Corporate
76 Jeppe Street, Newtown 2001, South Africa
(PO Box 62117, Marshalltown 2107, South Africa)
Telephone:
+27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13,
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:
+61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:
+233 303 772190
Fax: +233 303 778155
Sustainability enquiries:
E-mail: sustainabledevelopmentreport@anglogoldashanti.com
A printed version of this report is available on request from
AngloGold Ashanti.
AngloGold Ashanti website:
www.anglogoldashanti.com
The online AngloGold Ashanti Sustainable Development Report
2014 contains certain forward-looking statements with respect to the ﬁnancial condition, results of operations and businesses of
AngloGold Ashanti, as well as information on the plans and objectives of AngloGold Ashanti with respect to these items. The Summary
Sustainable Development Report outlines the material issues and our
2014 performance in managing them.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and may be outside the control of AngloGold
Ashanti. The actual results may differ materially from those expressed in such statements, depending on a variety of factors. These include the speciﬁc factors identiﬁed in the discussions accompanying such forward-looking statements; the receipt of relevant approvals;
the timing and level of maintenance and/or turnaround activity; the quantum and nature of certain divestments; future levels of industry product supply, demand and pricing; operational problems; economic and ﬁnancial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; the actions of contractors;
natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, and other factors discussed elsewhere in this document and under ‘Risk factors’ in our Annual Report and on Form 20-F as
ﬁled with the US Securities and Exchange Commission.
Material is used within this document to describe issues for voluntary sustainable development reporting that are considered to have the potential to signiﬁcantly affect sustainable development performance in the view of the company and, in particular, from the point of view of internal and external stakeholders. Material for the purposes of this document should not be read as equating to any use of the word in other AngloGold Ashanti reporting or ﬁlings.
The AngloGold Ashanti integrated report and annual report Form
20-F may be downloaded from the AngloGold Ashanti website. Some material in this online Sustainable Development Report forms part of these documents.
No part of this Sustainable Development Report constitutes, or shall be taken to constitute, an invitation or inducement to invest in AngloGold
Ashanti or any other entity and must not be relied upon in any way in connection with any investment decisions. Unless otherwise stated, the text does not distinguish between the activities and operations of the parent company and those of its subsidiaries.

WWW.ANGLOGOLDASHANTI.COM
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2015
By:
/s/ M E SANZ PEREZ
Name:         M E Sanz Perez
Title:          Group General Counsel and Company
                   Secretary